UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-34534

Athens Bancshares Corporation
(Exact name of registrant as specified in its charter)

106 Washington Avenue, Athens, Tennessee 37303; (423) 745-1111
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (1)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)
The registrant is suspending its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Exchange Act Rule Section 12(3)(b)(1)(i) in reliance on applicable no-action letters issued by the Commission (e.g., Greer Bancshares, Incorporated (March 4, 2015) and Madison Bancorp, Inc. (May 27, 2015)).

Approximate number of holders of record as of the certification or notice date:  281

Pursuant to the requirements of the Securities Exchange Act of 1934, Athens Bancshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2016	By:	/s/ Jeffrey L. Cunningham
Jeffrey L. Cunningham
President and Chief Executive Officer